

Mail Stop 3030

December 1, 2017

Via E-mail
Thomas E. Powell
Chief Financial Officer
Teleflex Incorporated
550 E. Swedesford Rd., Suite 400
Wayne, PA 19087

> **Re:** **Teleflex Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-05353**

Dear Mr. Powell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery